ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

September [24], 2020

Chelsea M. Childs, Esq.

T +1 415 315 6374

chelsea.childs@ropesgray.com

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Anu Dubey

Re:	DoubleLine Opportunistic Credit Fund (the “Fund” or the “Registrant”)

File Numbers: 333-239482 and 811-22592

Dear Ms. Dubey:

On behalf of the Registrant, we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) via telephone on September 22, 2020 on Pre-Effective Amendment No. 1 dated September 18, 2020 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments to the Fund’s initial Registration Statement filing on July 20, 2020 (the “Original Comment Letter”), and we provided responses to the Original Comment Letter on September 18, 2020.

The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (“PEA 2”), or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

A summary of the comments made by the Staff, and the Fund’s responses thereto, are set forth below.

Accounting

1)

Comment: The Staff could not locate Deloitte’s audit opinion relating to the Senior Securities table. Please advise as to where the opinion is filed and, if not filed, please include it in a subsequent pre-effective amendment.

Response: The requested opinion will be filed in PEA 2.

Prospectus

Cover Pages

2)

Comment: The prospectus is dated “September 18, 2020.” As the Staff has not yet declared the Registration Statement effective and the prospectus must be dated approximately the effective date of the registration statement, please remove the date in the next pre-effective amendment.

Response: The requested change will be reflected in PEA 2.

Prospectus Summary

3)	Comment: Please clarify in footnote 4 of the fee table that, for purposes of the table, the Management Fee is shown based on the Fund’s net assets.

Response: The requested change will be reflected in PEA 2.

4)

Comment: In the Principal Investment Strategies section, please revise the language regarding the Fund’s concentration policy in line with Comment #7 below or, alternatively, delete the following parenthetical “(for purposes of this restriction, investment companies are not considered to be a part of any industry)”.

Response: The requested change will be reflected in PEA 2.

Anti-Takeover and Other Provisions in the Declaration of Trust

5)

Comment: In the Original Comment Letter, the Staff requested that the Fund remove “except with respect to claims asserted under the federal securities laws” from the sentence describing the procedure for shareholder demands under Anti-takeover and other provisions in the Declaration of Trust. Please remove this same phrase from the first sentence of the paragraph. In addition, please add a sentence to the end of the paragraph stating that these provisions of the Declaration of Trust do not apply to claims arising under the federal securities laws.

Response: The requested change will be reflected in PEA 2.

Incorporation of Certain Information by Reference

6)

Comment: Under Incorporation of Certain Information by Reference, the Staff notes that the Fund’s website does not include the proxy statement. Please explain how this complies with Form N-2 Instruction F.4.b.(5).

Response: The Fund’s proxy statement will be available on the Fund’s website on or prior to the effective date of the Registration Statement.

Statement of Additional Information

7)	Comment: Under Investment Restrictions – Fundamental Investment Policies, please revise the last sentence of the second paragraph to reflect a firmer stance that the Fund will, to the extent practicable, consider its holdings in other investment companies for purposes of determining compliance with its concentration policy.

Response: The requested change will be reflected in PEA 2.

8)	Comment: Under Direct and Derivative Claims, please apply the same change requested in Comment #5 above.

Response: The requested change will be reflected in PEA 2.

*        *        *

We believe that this submission fully responds to your comments. We note that the Fund intends to observe these responses, but that they do not necessarily represent the position or policy of other funds managed by DoubleLine or its related parties. Should members of the Staff have any questions or comments, please contact the undersigned at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Adam D. Rossetti, Esq.

Jeremy C. Smith, Esq.

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